June 26, 2017

Correspondence Filing Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Commodities
100 F Street, NE
Washington, D.C. 20549-3561
Attn:    Shannon Sobotka
William Demarest

Re:    Apartment Investment and Management Company
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
Form 8-K
Filed February 2, 2017
File No. 001-13232
____________________________________________

Ladies & Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to Paul Beldin on behalf of Apartment Investment and Management Company (the “Company”) in a letter dated June 13, 2017. The Company’s responses to the Staff’s comments are set forth below.

*    *    *    *    *

Form 10-K

Non-GAAP Measures, Page 30

Economic Income, Page 32

1.
We note your disclosure in footnote 1 and that you value your communities using a variety of methods including applying market-based capitalization rates to annualized community NOI, discounted future cash flows and contract price. Please disclose the key assumptions, inputs and the weighting of each method used compared to the total fair value presented. Also, disclose the number of properties valued under each methodology and the percentage of fair value that is calculated using such methodology. Finally, include within your revised disclosure the characteristics of the communities that would cause the company to choose one valuation method over another.

United States Securities and Exchange Commission
June 26, 2017

Response: In response to the Staff’s comment, the Company will expand the footnote disclosure regarding real estate valuation in future Annual Reports on Form 10-K to include key assumptions, inputs and the weighting of each method used compared to the total fair value presented. The Company will also disclose the number of communities valued under each methodology and the percentage of fair value calculated using each methodology and the characteristics of the communities leading the Company to select one valuation method over another. An example of the revised disclosure is provided below, with substantive additions underlined.
Please also note that in connection with filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, the Company’s reportable segments changed and the manner in which it presents and refers to financial information of certain of the communities previously classified as part of the “Affordable” reportable segment was similarly revised. Accordingly, the proposed supplemental disclosures incorporated into the Company’s Annual Report on Form 10-K for the year ending December 31, 2017, will be revised to confirm to the new segment presentation.
Economic Income
Economic Income represents the change in estimated NAV, per share plus cash dividends per share. We believe Economic Income is important to investors as it represents a measure of the total return we have earned for our stockholders. NAV, as used in our calculation of Economic Income, is a non-GAAP measure and represents the estimated fair value of assets net of liabilities attributable to Aimco’s common stockholders and the Aimco Operating Partnership’s common unitholders on a diluted basis. We believe NAV is considered useful by some investors in valuing shares in public real estate companies because it seeks to value the assets held by public companies in a manner similar to those values established in private transactions. Our estimated NAV per share and the quoted share price of Aimco Common Stock are not necessarily equal.
We estimate NAV on a semiannual basis, as of the end of the first and third quarters. Economic Income for 2016 was calculated using the change in NAV per share between September 30, 2015 and 2016. NAV will fluctuate over time. This NAV information should not be relied upon as representative of the amount a stockholder could expect to receive in a liquidation event, now or in the future. Certain assets are excluded as are certain liabilities such as taxes and transaction costs associated with a liquidation. In addition, NAV is based on management’s subjective judgments, assumptions and opinions as of the date of determination. We assume no obligation to revise or update NAV to reflect subsequent or future events or circumstances. Our NAV estimate is subject to a variety of risks and uncertainties, many of which are beyond our control, including, without limitation, those described in Item 1A. Risk Factors.

United States Securities and Exchange Commission
June 26, 2017

A reconciliation of our estimated NAV to total equity, which we believe is the most directly comparable GAAP measure, is provided below (in millions, except per share and unit data):

	September 30, 2016
Total equity			$1,828
Fair value adjustment for real estate
Less: real estate, at depreciated cost		(5,756)
Plus: fair value of real estate (1)
Stabilized conventional portfolio fair value (2)	9,854
Non-stabilized conventional portfolio fair value (3)	2,123
Affordable real estate fair value (2)	364
Total real estate at fair value		12,341
Adjustment to present real estate at fair value			6,585
Fair value adjustment for total indebtedness
Plus: total indebtedness, net		4,056
Less: fair value of indebtedness (4)		(3,851)
Adjustment to present indebtedness at fair value			205
Adjustments to present other tangible assets, liabilities and preferred equity at fair value (5)			(19)
Estimated NAV			$8,599
Total shares, units and dilutive share equivalents (6)			165
Estimated NAV per common share and unit - diluted			$52

(1)
We compute NAV by estimating the value of our real estate, using a variety of methods we believe are appropriate based on the characteristics of the communities. For valuation purposes at September 30, 2016, we segregated our real estate into the following categories: stabilized conventional; non-stabilized conventional; and affordable real estate.

(2)
Our stabilized conventional portfolio and affordable real estate portfolio include 132 communities that have reached stabilized operations and are not expected to be sold within twelve months. We value these portfolios using a direct capitalization rate method based on the annualized proportionate property NOI for the three months ended September 30, 2016, less a 2% management fee for a portfolio of similar size and quality, which we believe is a market rate management fee. The weighted average estimated capitalization rates as applied to the annualized property NOI were 5.0% and 5.5% for the stabilized conventional and affordable real estate portfolios, respectively. We select these capitalization rates on a property-by-property basis based primarily on information published by a third party. Community characteristics that we use to determine comparable market capitalization rates include: the market in which the community is located; infill or suburban location within the market; property quality grade; and whether the community is stabilized or value-add. We used this valuation method for approximately 83% of real estate fair value at September 30, 2016.

(3)
The non-stabilized conventional portfolio includes five apartment communities under redevelopment at September 30, 2016 and four apartment communities in lease-up. We value these communities by discounting projected future cash flows. Key assumptions used to estimate the value of these communities include: revenue growth rate, which is based on in-place rents, projected submarket rent growth to community stabilization based on projections published by third parties and adjusted for the impacts of redevelopment; expense growth

United States Securities and Exchange Commission
June 26, 2017

rate, which is based on estimated operating costs adjusted for inflation and adjusted for the impacts of redevelopment; estimated remaining costs to complete construction; and a terminal value estimated using a market capitalization rate at community stabilization. Discount rates applied to estimated future cash flows of these communities ranged between 3.80% and 8.25% depending on construction and lease-up progress. We used this valuation method for approximately 15% of the real estate fair value at September 30, 2016. The non-stabilized conventional portfolio also includes four apartment communities scheduled for sale, which were valued at sales contract price and represent approximately 2% of real estate fair value at September 30, 2016.

(4)
We calculate the fair value of our debt based on a money-weighted average interest rate on our fixed-rate property debt of 4.45%, which rate takes into account the timing of amortization and maturities, and a market rate of 3.44%, which rate takes into account the duration of the existing property debt using a similar lending source, loan-to-value and coverage as well as timing of amortization and maturities. The market rate represents a rate that may be used to estimate the fair value of our outstanding debt, not necessarily the rate at which we may refinance our outstanding debt. For purposes of estimating NAV, the fair value of debt includes our proportionate share of debt related to non-wholly owned entities (both consolidated and unconsolidated), and excludes non-recourse property debt obligations of consolidated partnerships for whom we provide asset management and other services, which is factored into the valuation of this business as described below.

(5)
Other tangible assets consist of cash, restricted cash, accounts receivable and other assets for which we reasonably expect to receive cash through the normal course of operations or another future event. Other tangible liabilities consist of accounts payable, accrued liabilities and other tangible liabilities we reasonably expect to settle in cash through the normal course of operations or another future event. Other tangible assets and liabilities were generally valued at their carrying amounts and reduced by the noncontrolling interests’ portion of these amounts and exclude intangible assets and liabilities reflected on our consolidated balance sheet. The fair value of our preferred equity includes a mark-to-market adjustment for listed securities based on their closing share price on September 30, 2016.

Other tangible assets, liabilities and preferred equity at fair value in the reconciliation above also include the estimated fair value of our fee and other interests in our asset management business. We consolidate certain affordable communities served by this business where we expect to receive substantially all of the operating cash as well as a significant portion of the residual cash in payment of various fees and loans under the governing agreements. The value of our asset management business at September 30, 2016, was estimated as the present value of the estimated future cash flows we expect to receive pursuant to the governing agreements using a 7% discount rate. The key assumptions used to estimate the future cash flows we expect to receive include: operating cash flow, which is based on an estimate of contractual rents and expenses reflecting inflationary growth; the value of the underlying real estate, which we value using a direct capitalization rate method similar to that described in footnote 2 above; and the estimated sale date of the apartment communities, which is generally upon or shortly after the expiration of the tax credit compliance period.

(6)
Total shares, units and dilutive share equivalents represents Common Stock, OP Units, participating unvested restricted shares and the dilutive effect of common stock equivalents outstanding as of September 30, 2016.

United States Securities and Exchange Commission
June 26, 2017

2.
We note your disclosure in footnote 2. Please disclose the interest and markets rates used to value your debt as well as any additional key assumptions and inputs. Also, please clarify why the fair value of debt is not the same as the fair value disclosed in your quarterly report for the period ended September 30, 2016.

Response: In response to the Staff’s comment, the Company will revise future Annual Reports on Form 10-K to disclose the interest and market rates used to value its debt and if applicable any additional key assumptions and inputs, as illustrated in the revised disclosure included in the response to comment 1 above.
In response to the Staff’s request for clarification regarding the difference between the fair value of debt presented in the reconciliation and the fair value of debt disclosed in the Company’s quarterly report for the period ended September 30, 2016, the fair value of debt disclosed in the Company’s quarterly report for the period ended September 30, 2016, includes all debt instruments of the Company and its consolidated subsidiaries. For purposes of estimating NAV, the fair value of debt includes the Company’s proportionate share of debt related to non-wholly owned entities (both consolidated and unconsolidated) and excludes non-recourse property debt obligations of consolidated partnerships for whom the Company provides asset management and other services as the debt is factored into the value of the asset management business, which is estimated as described in footnote 5 of the revised disclosure above. The table below reconciles the fair value of consolidated debt as of September 30, 2016, as disclosed in the Company’s Form 10-Q to the fair value of indebtedness included in the NAV reconciliation in the Form 10-K (in billions).

Fair value of consolidated debt as of September 30, 2016 per 10-Q		$4.3
Less:	noncontrolling interests’ share of debt	(0.2)
Less:	non-recourse debt obligations of consolidated partnerships served by the Asset Management Business	(0.2)
Fair value of indebtedness per NAV reconciliation		$3.9

Form 8-K filed February 2, 2017

Exhibit 99.1

Leverage Ratio Definitions, page 37

3.	We note your description of EBITDA and the related reconciliation on page 39. In future earnings releases, please revise your disclosure to identify this measure as Adjusted EBITDA.
Response: In response to the Staff’s comment, in future earnings releases, the Company will revise its disclosure to identify this measure as Adjusted EBITDA.

United States Securities and Exchange Commission
June 26, 2017

If you have further questions regarding the information provided, please contact Paul Beldin, Executive Vice President and Chief Financial Officer, at (303) 691-4554 or paul.beldin@aimco.com, or me at (303) 793-4604 or andrew.higdon@aimco.com.

Sincerely,

/s/ Andrew Higdon

Andrew Higdon
Senior Vice President and Chief Accounting Officer

Cc:    Lisa R. Cohn
Paul Beldin